Filed pursuant to Rule 424(b)(3)

Registration No. 333-255069

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated April 22, 2022)

NOBLE FINANCE COMPANY

11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated April 22, 2022 (the “prospectus”), relating to the resale, from time to time, by the selling securityholders identified in the prospectus of up to $404,867,813 aggregate principal amount (assuming interest is paid-in-kind through maturity) of 11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028 (the “Notes”) of Noble Finance Company, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2022, which is set forth below.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the Notes involves risks. See “Risk Factors” beginning on page 14 of the prospectus for a discussion of the risks regarding an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2022

NOBLE CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-36211	98-1575532
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
13135 Dairy Ashford, Suite 800 Sugar Land, Texas		77478
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (281) 276-6100

NOBLE FINANCE COMPANY

(Exact name of registrant as specified in its charter)

Cayman Islands	001-31306	98-0366361
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
13135 Dairy Ashford, Suite 800 Sugar Land, Texas		77478
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (281) 276-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Ordinary Shares, par value $0.00001 per share	NE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This combined filing on Form 8-K is separately filed by Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), and Noble Finance Company, an exempted company incorporated in the Cayman Islands with limited liability (“Finco”) and a wholly owned subsidiary of Noble. Information in this filing relating to Finco is filed by Noble and separately by Finco on its own behalf. Finco makes no representation as to information relating to Noble (except as it may relate to Finco) or any other affiliate or subsidiary of Noble. This report should be read in its entirety as it pertains to each of Noble and Finco.

As previously disclosed, on November 10, 2021, Noble entered into a Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”) with Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”).

Item 8.01	Other Events.

Update Regarding Litigation Related to the Merger

As previously disclosed, on November 10, 2021, Noble entered into the Business Combination Agreement, pursuant to which, among other things, (i) Noble will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco, and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders (the “Offer” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling shares are acquired by Topco, Topco will redeem any Maersk Drilling shares not exchanged in the Offer by Topco for class A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”) or cash under Danish law.

Litigation related to the Business Combination

Four complaints have been filed with respect to the Merger as of April 27, 2022, all in the United States District Court for the Southern District of New York. The complaints are captioned as follows: Phuong Le v. Noble Corporation, Robert W. Eifler, Patrick J. Bartels, Jr., Alan J. Hirshberg, Ann Pickard, Charles Sledge, Melanie M. Trent, Paul Aronzon, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S, No. 1:22-cv-00351 (S.D.N.Y) (“Le”); Ricardo Marini v. Noble Corporation, Charles M. Sledge, Paul Aronzon, Patrick J. Bartels Jr., Robert W. Eifler, Alan J. Hirshberg, Anne D. Pickard, and Melanie M. Trent, No. 1:22-cv-00442 (S.D.N.Y.) (“Marini”); David Elliot v. Noble Corporation, Charles M. Sledge, Paul Aronzon, Patrick J. Bartels Jr., Robert W. Eifler, Alan J. Hirshberg, Ann D. Pickard, and Melanie M. Trent, No. 1:22-cv-03230 (S.D.N.Y) (“Elliot”); and O’Neill v. Noble Corporation, Robert W. Eifler, Paul Aronzon, Patrick J. Bartels, Jr., Alan Hirshberg, Ann D. Pickard, Charles M. Sledge, and Melanie M. Trent, No. 1:22-cv-03432 (S.D.N.Y.) (“O’Neill,” and together with Le, Marini, and Elliot, the “Shareholder Actions”).

The Shareholder Actions were filed by purported Noble shareholders and name Noble and the members of the Noble board of directors as defendants. The Le action also names Topco, Merger Sub and Maersk Drilling as defendants.

The Shareholder Actions generally allege violations of Section 14(a), Rule 14a-9, and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), premised on a purported failure to disclose material information related to Noble’s and Maersk Drilling’s financial projections, the sales process, and the financial analyses of Noble’s and/or Maersk Drilling’s financial advisors. The Shareholder Actions allege, among other things, that the failure to disclose material information prevents Noble shareholders from making an informed decision to approve the Business Combination. The Shareholder Actions seek injunctive relief enjoining the Merger and damages and costs, among other remedies.

It is possible that additional, similar complaints may be filed or the complaints described herein may be amended. If this occurs, Noble does not necessarily intend to announce the filing of each additional, similar complaint or any amended complaint. Although Noble cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Noble and the Noble board of directors believe that the respective claims asserted against them in the Shareholder Actions are meritless and intend to vigorously defend against them.

Supplemental Proxy Statement Disclosure

Noble does not believe, with respect to the complaints in which Noble is named, that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, Noble is electing to make the supplemental disclosures to the proxy statement/prospectus of Topco (the “Proxy Statement/Prospectus”) set forth below under “Supplement to Proxy Statement/Prospectus” in response to the Shareholder Actions and solely for the purpose of mooting the allegations contained therein. Noble denies the allegations of each of the four complaints, and denies any violation of law. Noble believes that the Proxy Statement/Prospectus disclosed all material information required to be disclosed therein, and denies that the supplemental disclosures are material or are otherwise required to be disclosed. Noble is disclosing this information solely to eliminate the burden and expense of litigation. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws.

Update Regarding Merger Control Process

On April 29, 2022, Noble provided an update on the merger control process for obtaining clearance in the UK for the previously announced business combination with Maersk Drilling. The process remains ongoing following the UK Competition and Markets Authority’s (“UK CMA”) Phase 1 decision on April 22, 2022 pursuant to which the UK CMA stated that the transaction gives rise to a realistic prospect of a substantial lessening of competition and that a remedy to address such effect would be required to avoid a reference to a Phase 2 review. As a result, Noble and possibly Maersk Drilling plan to offer to divest certain jackup rigs currently located in the North Sea (the “Remedy Rigs”) to seek to obtain conditional antitrust clearance from the UK CMA in Phase 1 of the merger control process. The Remedy Rigs will comprise the Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and either the Maersk Innovator or the Noble Lloyd Noble, both of which are a CJ-70 design. Noble expects there to be clarity on which of the CJ-70 rigs will be included in the Remedy Rigs in the coming weeks. On this basis, Noble is examining different options to divest the Remedy Rigs. The duration and outcome of the UK CMA review process remains uncertain. If Noble is able to obtain a conditional Phase 1 antitrust clearance from the UK CMA, the closing of the business combination is expected to occur in mid-2022.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosures are to the pages in the Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus. New text is underlined and bolded, and deleted text is stricken through.

The disclosure on page 99 of the Proxy Statement/Prospectus below the subheading “Ducera’s Financial Analysis of Noble – Publicly Traded Company Valuation Analysis” is amended by revising step 5 and the subsequent paragraph as shown below:

5.

Divided the sum of (3) and (4) by the number of 7G equivalent units owned by the Noble Selected Company to calculate the implied value per 7G equivalent unit on a backlog adjusted basis (“Implied TEV/Unit”).

Noble and Noble Selected Companies	Implied TEV/Unit (in millions)
Noble	$141
Maersk Drilling	$112
Diamond Offshore Drilling, Inc.	$119
Valaris Limited	$102
Transocean Ltd.	$160

Based on the foregoing, Ducera, in its professional judgment, selected a range of $102 million to $160 million ~~implied value per 7G equivalent unit on a backlog adjusted basis~~ Implied TEV/Unit and applied this range to Noble’s 7G equivalent rigs. Ducera then (i) added the estimated value of Noble’s remaining value of firm contract backlog as of September 30, 2021 of $230 million (as per the methodology described in (2) above) and the sale proceeds received from Noble’s recent transaction with ADES International Holding of $279 million (including adjustments for fees as provided by Noble), and (ii) subtracted Noble’s net debt as of September 30, 2021 of $294 million and dilution from warrants (utilizing values implied by the Black Scholes model). This analysis implied a common equity value ranging from $1.465 to $2.120 billion and a value per share ranging from $21.98 to $31.82.

The third sentence and subsequent text of the first full paragraph on page 100 of the Proxy Statement/Prospectus (such paragraph beginning with “For purposes of its useful life discounted cash flow analysis . . .”) is revised as follows:

These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected by Ducera in its professional judgment based upon an analysis of Noble’s estimated weighted average cost of capital of 10.3%. This analysis implied an enterprise value ranging from $2.305 to $2.615 billion for Case A and an enterprise value ranging from $2.347 to $2.666 billion for Case B. Ducera then deducted (i) net debt as of September 30, 2021 of $294 million and (ii) dilution from warrants (utilizing values implied by the Black Scholes model). Collectively, this analysis implied a common equity value ranging from $1.783 to $2.034 billion and a value per share ranging from $26.76 to $30.52 for Case A and a common equity value ranging from $1.818 to $2.075 billion and a value per share ranging from $27.28 to $31.14 for Case B.

The second sentence and subsequent text of the third full paragraph on page 100 of the Proxy Statement/Prospectus (such paragraph beginning with “For purposes of its 5-year discounted cash flow analysis . . .”) is revised as follows:

Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for the fourth quarter of Noble’s fiscal year 2021 through Noble’s fiscal year 2026 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 5.0x to 7.0x, which were selected by Ducera in its professional judgment. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected by Ducera in its professional judgment based upon an analysis of Noble’s estimated weighted average cost of capital of 10.3%. This analysis implied an enterprise value ranging from $2.484 to $3.229 billion for Case A and an enterprise value ranging from $2.516 to $3.275 billion for Case B. Ducera then deducted (i) Noble’s net debt as of September 30, 2021 of $294 million and (ii) dilution from warrants (utilizing values implied by the Black Scholes model).

The disclosure on page 101 of the Proxy Statement/Prospectus below the subheading “Ducera’s Financial Analysis of Maersk Drilling – Publicly Traded Company Valuation Analysis” is amended by revising step 5 and the subsequent paragraph as shown below:

5.	Divided the sum of (3) and (4) by the number of 7G equivalent units owned by the Maersk Drilling Selected Company to calculate the Implied TEV/Unit.

Maersk Drilling and Maersk Drilling Selected Companies	Implied TEV/Unit (in millions)
Maersk Drilling	$112
Noble	$141
Diamond Offshore Drilling, Inc.	$119
Valaris Limited	$102
Transocean Ltd.	$160

Based on the foregoing, Ducera, in its professional judgment, selected a range of $102 million to $160 million ~~implied value per 7G equivalent unit on a backlog adjusted basis~~ Implied TEV/Unit and applied this range to Maersk Drilling’s 7G equivalent rigs. Ducera then (i) added the estimated value of Maersk Drilling’s remaining value of firm contract backlog as of September 30, 2021 of $157 million (as per the methodology described in (2) above) and the sale proceeds received from Maersk Drilling’s recent transaction with Havila Sirius of $343 million, and (ii) subtracted Maersk Drilling’s net debt as of September 30, 2021 of $962 million (including lease liabilities). This analysis implied a common equity value ranging from $1.351 to $2.388 billion and a value per share ranging from $32.71 to $57.83.

The third sentence and subsequent text of the last paragraph on page 101 of the Proxy Statement/Prospectus (such paragraph beginning with “For purposes of its useful life discounted cash flow analysis . . .”) is revised as follows:

These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected by Ducera in its professional judgment based upon an analysis of Maersk Drilling’s estimated weighted average cost of capital of 10.4%. This analysis implied an enterprise value ranging from $2.456 to $2.811 billion for Case A and an enterprise value ranging from $2.794 to $3.214 billion for Case B. Ducera then deducted net debt as of September 30, 2021 of $962 million (including lease liabilities). Collectively, this analysis implied a common equity value ranging from $1.494 to $1.849 billion and a value per share ranging from $36.19 to $44.77 for Case A and a common equity value ranging from $1.832 to $2.252 billion and a value per share ranging from $44.36 to $54.54 for Case B.

The second sentence and subsequent text of the second full paragraph on page 102 of the Proxy Statement/Prospectus (such paragraph beginning with “For purposes of its 5-year discounted cash flow analysis . . .”) is revised as follows:

Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for the fourth quarter of Maersk Drilling’s fiscal year 2021 through Maersk Drilling’s fiscal year 2026 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 5.0x to 7.0x, which were selected by Ducera in its professional judgment. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected by Ducera in its professional judgment based upon an analysis of Maersk Drilling’s estimated weighted average cost of capital of 10.4%. This analysis implied an enterprise value ranging from $2.612 to $3.471 billion for Case A and an enterprise value ranging from $2.884 to $3.847 billion for Case B. Ducera then deducted Maersk Drilling’s net debt as of September 30, 2021 of $962 million (including lease liabilities).

Additional Information and Where to Find It

In connection with the proposed Business Combination, Topco filed a Registration Statement on Form S-4 with the SEC that included (1) a proxy statement of Noble that also constituted a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022, and Noble mailed the Proxy Statement/Prospectus to its shareholders on or about April 11, 2022. Should Maersk Drilling and Noble proceed with the proposed Business Combination, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT, IF AND WHEN IT BECOMES AVAILABLE, RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Maersk Drilling, Noble and Topco through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively in connection with the proposed Business Combination. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2022, as amended on March 11, 2022. To the extent the holdings of Noble’s securities by the Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2021 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed Business Combination is included in the proxy statement/prospectus relating to the proposed Business Combination as filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the Business Combination on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed Business Combination disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the Business Combination Agreement or the proposed Business Combination, (viii) the ability of Topco to list the Topco Shares on NYSE or the Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed Business Combination, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed Business Combination, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the Business Combination, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed Business Combination on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 29, 2022
NOBLE CORPORATION

	By:	/s/ William E. Turcotte
William E. Turcotte
Senior Vice President, General Counsel and Corporate Secretary

NOBLE FINANCE COMPANY

	By:	/s/ Richard B. Barker
Richard B. Barker
Senior Vice President and Chief Financial Officer